Exhibit 3.1

AMENDMENT TO CERTIFICATE OF INCORPORATION

CERTIFICATE OF AMENDMENT OF
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
TENON MEDICAL, INC.

(Pursuant to Sections 242 of the General Corporation Law of the State of Delaware)

Tenon Medical, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Tenon Medical, Inc. resolutions were duly adopted setting forth a proposed amendments of the Second Amended and Restated Certificate of Incorporation of said corporation, as corrected (the “Certificate of Incorporation”), declaring said amendments to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

“RESOLVED, that the Certificate of Incorporation of this corporation be amended by deleting Article IV in its entirety and inserting the following:

ARTICLE IV

Section 1. Number of Authorized Shares.

(a)	The total number of shares of stock which the Corporation shall have the authority to issue shall be One Hundred Fifty Million (150,000,000) shares. The Corporation shall be authorized to issue two classes of shares of stock, designated as “Common Stock” and “Preferred Stock.” The Corporation shall be authorized to issue One Hundred Thirty Million (130,000,000) shares of Common Stock, each share to have a par value of $0.001 per share, and Twenty Million (20,000,000) shares of Preferred Stock, each share to have a par value of $0.001 per share.

(b)	The Board of Directors of the Corporation may by resolution authorize the issuance of shares of Preferred Stock from time to time in one or more series. The Corporation may reissue shares of Preferred Stock that are redeemed, purchased, or otherwise acquired by the Corporation unless otherwise provided by law. The Board of Directors is hereby authorized to fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series as may be permitted by the General Corporation Law of the State of Delaware, including, without limitation, dividend rights (and whether dividends are cumulative) conversion rights, if any, voting rights (including the number of votes, if any, per share, as well as the number of members, if any, of the Board of Directors or the percentage of members, if any, of the Board of Directors each class or series of Preferred Stock may be entitled to elect), rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Preferred Stock, the number of shares constituting any such series and the designation thereof, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of such series, but not below the number of shares of such series then outstanding and other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares as are permitted by law, all as may be stated in such resolution.

(c)	Reverse Stock Split. Effective as of 12:01 a.m. Eastern Time on November 2, 2023 (the “Effective Time”), each ten (10) shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined and converted into one (1) share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and fractional amounts shall be rounded up to one whole number. The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. Each certificate or book entry position that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by such certificate or book entry position has been combined, subject to the elimination of fractional interests set forth above.”

SECOND: That thereafter, the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a stockholders meeting at which all shares entitled to vote thereon were present and voted, approved of the Reverse Stock Split and the proposed amendment at the Annual Meeting of Stockholders held on September 13, 2023.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed on November 1, 2023.

By:	/s/ Steven Foster
Name:	Steven Foster
Title:	Chief Executive Officer and President